Exhibit 99

Press release


SKIN CHOLESTEROL SHOWN TO BE SAFE AND RELIABLY MEASURABLE IN
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CHILDREN
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         Study results presented at The Endocrine Society Annual Meeting

PHILADELPHIA (June 27, 2003) - (TSX:IMI) Skin cholesterol levels can be measured reliably and safely in children, according to results of a new study presented this week at the 85th Annual Meeting of The Endocrine Society. Skin cholesterol has been shown in adults to be an independent risk factor for coronary artery disease, and this new study is first ever conducted with pediatric subjects.

Cholesterol 1,2,3(TM) is the world's only non-invasive test system for cholesterol, and is cleared for sale in the U.S., Canada and Europe. The test measures cholesterol in the skin, by placing two drops of liquid on the palm of the hand and generating a color-change reaction. As cholesterol accumulates on artery walls it also accumulates in other tissues, including skin. High levels of skin cholesterol are correlated with higher incidence of coronary artery disease.

The study compared skin cholesterol levels in two groups of children - 25 children with hypercholesterolemia (high cholesterol) and 25 age and gender match controls. The study also examined the reliability of Cholesterol 1,2,3 and whether any adverse reactions occurred among the subjects.

"The study showed that Cholesterol 1,2,3 is a reliable test for measuring skin cholesterol in children, and we observed no adverse reactions to the test solutions," said Dr. Katherine Morrison, a pediatric endocrinologist at McMaster University in Hamilton, Ontario, and principal investigator of the study. "Skin cholesterol in children appears to be independent of age and gender. Larger studies will help determine how skin cholesterol can be used to evaluate and manage pediatric patients at risk of heart disease."

"Any time a child is believed to be at risk for early atherosclerosis that child will undergo regular testing involving repeated needles," said Dr. Morrison. "Any test that helps us to understand better how to identify children at risk for atherosclerosis using a non-invasive test would be a welcome addition to pediatric practice."

"Pediatric use would represent a significant new opportunity for skin cholesterol and we will continue to do the clinical work necessary to demonstrate that it can be an effective tool in risk assessment for children," said Dr. Brent Norton, IMI President and CEO. "We currently have studies in the field aimed at broadening the use for skin cholesterol to include monitoring response to cholesterol-lowering therapy and screening for risk of atherosclerosis."

About IMI


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IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.


This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

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For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com

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